Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

	For the three-month period				For the six-month period
	ended June 30,				ended June 30,
(all dollar amounts in thousands)	2008		2007		2008		2007

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(1,497)		$(15,717)		$(1,816)		$(21,664)
Amortization of interest capitalized	900		600		1,800		1,200
Interest capitalized	(7,011)		(7,347)		(13,348)		(13,592)
Distributed income of equity investees	3,817		2,918		7,034		5,253
Fixed charges	27,104		38,243		53,934		75,860

Total Earnings	$23,313		$18,697		$47,604		$47,057

Fixed Charges:
Interest expense	$17,013		$26,573		$34,492		$54,483
Capitalized interest	7,011		7,347		13,348		13,592
Debt costs amortization	1,267		2,510		2,455		4,161
Distributions to Series B preferred unitholders	1,813		1,813		3,639		3,624

Total Fixed Charges	$27,104		$38,243		$53,934		$75,860

Distributions to Series D and Series E preferred shareholders	$2,180		$3,870		$4,668		$8,361

Combined Fixed Charges and Preferred Share Distributions	$29,284		$42,113		$58,602		$84,221

Ratio of Earnings to Fixed Charges	(a	)	(a	)	(a	)	(a	)

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b	)	(b	)	(b	)	(b	)

a)	For the three and six months ended June 30, 2008, the aggregate amount of fixed charges exceeded our earnings by approximately $3.8 million and $6.3 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the three and six months ended June 30, 2007, the aggregate amount of fixed charges exceeded our earnings by approximately $19.5 million and $28.8 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all periods presented is primarily due to the classification of operations for assets held for sale and sold as discontinued operations.

b)	For the three and six months ended June 30, 2008 the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $6.0 and $11.0 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. For the three and six months ended June 30, 2007, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $23.4 million and $37.2 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. The deficiency of the ratio of earnings to combined fixed charges and preferred share distributions for all periods presented is primarily due to the classification of operations for assets held for sale and sold as discontinued operations.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

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